EXHIBIT 99.1

SKF opens Industrial Services Centre in Moscow

SKF opens on Wednesday, November 3, an Industrial Services Centre in Moscow, Russia, to widen its range of advanced services in Russia and other CIS (Commonwealth Independent States) countries. The Service Centre in Moscow will include bearing reconditioning and spindle service for machine tools.

The Centre which is located on a 1500 square meters facility in the southern part of Moscow, is equipped to be able to help customers to meet the demands of the rapidly growing industry, to improve manufacturing processes reliability, productivity and quality, as well as to optimise asset utilization.

As early as 1914 SKF started its activities in Russia, had to close in the 1920s and returned with its own sales company in 1991. The most important customer segments in the Russian market are Industrial Distributors, Metals Industry, Industrial Electrical and Pulp & Paper. Some promising projects are also running in the Oil & Gas Industry. Sales to this market have developed positively for SKF over the last years with an average growth of 20% per year.

SKF today operates Industrial Services Centres in all major marketplaces in the world: North America, South America, Europe and Asia. The Russian centre is the first in Eastern Europe.

Goteborg, November 3, 2004
Aktiebolaget SKF
(Publ.)